U. S. Securities and Exchange Commission
                           Washington, D. C. 20549


                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.



1.   Name and Address of Reporting Person
          Masterson, Richard E.
          407 N. Big Spring Street
          Midland, TX  79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties, Inc. Income Fund VI

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          July 1997

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
          Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President, Exploration and Acquisitions.

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                                   TABLE I


1.   Title of Security
          Limited partnership interest



                                                  Units
 Date     Code    Units    Acquired    Price      Owned   Ownership    Nature
 ----     ----    -----    --------    -----      -----   ---------    ------
07-09-97    P     38.00        A      $291.73   2,899.00      I           *
07-11-97    P    100.00        A      $290.15   2,999.00      I           *
07-11-97    P     30.00        A      $291.73   3,029.00      I           *
07-17-97    P      6.00        A      $291.73   3,035.00      I           *
07-22-97    P     15.00        A      $293.47   3,050.00      I           *
07-22-97    P     20.00        A      $290.15   3,070.00      I           *
07-22-97    P     78.00        A      $291.73   3,148.00      I           *
07-25-97    P     20.00        A      $290.15   3,168.00      I           *



* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President, Exploration and Acquisitions.



Date:  August 2, 1997                      /s/ Richard E. Masterson
                                           ----------------------------
                                           Richard E. Masterson, Vice-
                                           President, Exploration and
                                           Acquisitions of Southwest
                                           Royalties, Inc. the Managing
                                           General Partner